Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

2010 EXPLORATION PROGRAM ADVANCES AT MINEFINDERS’ LA VIRGINIA PROJECT, SONORA STATE, MEXICO

Vancouver, British Columbia – April 29, 2010 – Minefinders Corporation Ltd. is pleased to report that drilling has begun on its 100% owned La Virginia Project following receipt of exploration permits and completion of road and drill pad construction. The La Virginia Project has never been drilled and contains six untested target areas located within an area 20 kilometres in length and 12 kilometres in width.

The Company anticipates drilling an initial 6,000 metres of core as contracted to Intercore Perforaciones, S. de R.L. de C.V., of Guadalajara, Mexico. The seven kilometre strike length of the La Virginia structural zone is typified by a series of northwest trending high-angle structures containing multiple zones of quartz and quartz-calcite veining and stock works.  Favorable sampling results as well as recognition of a geologic setting very similar to that of the Company’s Dolores mine located 100 kilometres to the southeast, led to prioritization of this district.   The initial drilling will focus on testing the high-grade gold and silver mineralization identified within workings of the central La Virginia area.

In total the Company has staked mineral rights covering more than 32,000 hectares of land and has consolidated an additional 2,100 hectares through lease. More than 2,500 hectares of surface rights that allow for initial drilling on the La Virginia zone have also been leased.   Six separate prospective mineralized areas (La Virginia, La Colonia, El Rubi, Los Caballos, Agua Mala and El Pinito) were identified within the overall land package.

Drilling planned for 2010 will also investigate overall potentials at depth and along strike within the main La Virginia structural zone as exploration and additional target delineation work is accomplished throughout the Company’s land holdings in the area.  A more detailed description of the district geology and sampling results can be found in Minefinders news release dated December 15, 2009 which is available at www.minefinders.com.

Quality Control and Assurance

All analyses reported will be fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, British Columbia, Canada, or Inspectorate Labs of Sparks, Nevada, USA.

Qualified Person

Mr. Mark Bailey, MSc., P.Geo. is the “qualified person” with overall responsibility for the La Virginia property and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
(604) 687-6263
mike@minefinders.com
www.minefinders.com

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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